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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2005
SEC
WASH. D.C. 213

SEC FILE NUMBER
8- 14161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati   Ohio   45242
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara A. Turner   5137946658
                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name – if individual, state last, first, middle name)

1600 PNC Center, 201 E 5th St   Cincinnati   OHIO   45202
(Address)   (City)   (State) (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Barbara A. Turner_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _The O.N. Equity Sales Company_ , as of _December 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CRYSTAL D. HOWARD
Notary Public, State of Ohio
My Commission Expires 04-21-09

Notary Public

Barbara A. Turner
Signature

President & COO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone   614 249 2300
Fax   614 249 2348
Internet   www.us.kpmg.com

The Board of Directors
The O. N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of The O. N. Equity Sales Company and subsidiaries (collectively, the Companies) for the year ended December 31, 2004, we considered the Companies' internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Companies including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Companies do not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Companies in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Companies are responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Companies have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Companies' practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2005



THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2004

(With Independent Auditors' Report Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone   614 249 2300
Fax   614 249 2348
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
The O.N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries (collectively, the Companies) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The O.N. Equity Sales Company and subsidiaries as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information contained in schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The supplementary information included in Schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 11, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Financial Condition
December 31, 2004

Assets

Cash	$	4,966,503
Accounts receivable from affiliates (note 3)		58,298
Other assets		285,195
Total assets	$	5,309,996

Liabilities and Stockholder's Equity

Liabilities:		
Accrued commission expense	$	559,570
Accounts payable – trade		94,545
State income taxes payable		174,484
Other liabilities		30,921
Payable to affiliates (note 2)		16,030
Total liabilities		875,550
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		3,044,446
Total stockholder's equity		4,434,446
Contingencies (note 5)		—
Total liabilities and stockholder's equity	$	5,309,996

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Operations

Year ended December 31, 2004

Revenues:		
Income from sale of investment company shares/variable contracts (note 3)	$	32,279,149
Income from sale of general securities (note 1)		1,552,032
Income from sale of fee-based products (note 1)		462,785
Other income		187,686
Interest income		8,208
		34,489,860
Expenses:		
Commissions (note 3)		28,770,825
Service contract (note 3)		727,677
Salary expense		1,474,698
Other		1,418,135
		32,391,335
Income before federal income tax expense		2,098,525
Current federal income tax expense (note 2):		737,757
Net income	$	1,360,768

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2003	$	336,000	1,054,000	1,683,678	3,073,678
Net income		—	—	1,360,768	1,360,768
Balance at December 31, 2004	$	336,000	1,054,000	3,044,446	4,434,446

See accompanying notes to consolidated financial statements.

4

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	1,360,768
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable from affiliates		(14,838)
Decrease in other assets		79,248
Decrease in payable to affiliate		(43,135)
Decrease in accounts payable and accrued commissions expense		(86,285)
Net cash provided by operating activities		1,295,758
Increase in cash and cash equivalents		1,295,758
Cash and cash equivalents at beginning of year		3,670,745
Cash and cash equivalents at end of year	$	4,966,503
Federal income tax paid	$	783,944

See accompanying notes to consolidated financial statements.

(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Notes to Consolidated Financial Statements

December 31, 2004

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO) and its wholly owned subsidiaries, O.N. Investment Management Company, O.N. Insurance Agency, Inc., O.N. Insurance Agency of Massachusetts, and O.N. Insurance Agency of North Carolina (collectively, the Companies). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Accordingly, ONESCO follows the industry accounting practice of recording marketable securities owned at fair value in the consolidated statement of financial condition with related changes reflected in results of operations for the year. The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker.

The Company receives commissions and fees from sales of variable life and annuity contracts under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable products, collecting customer applications and payments, and remitting applications and payments to ONLIC. See note 3 regarding related party transactions. Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided (see note 3).

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the consolidated statement of cash flows, the Companies consider all short-term investments (including investments in money market mutual funds) with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying amount of assets and liabilities approximates their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Companies' only component of comprehensive income.

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Notes to Consolidated Financial Statements

December 31, 2004

(2) Federal Income Taxes

The Companies file a consolidated Federal income tax return with their parent company. The Companies calculate income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Companies which would be realized by the parent company on a consolidated return go to the benefit of the Companies.

The Companies have not established any deferred tax assets, liabilities or valuation allowances in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, as temporary differences are immaterial to the financial position of the companies.

Total Federal income tax expense for the year ended December 31, 2004 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

	Amount	%
Computed (expected) tax expense	$ 734,484	35.00
Nondeductible meals and entertainment	3,273	0.16
Total expense and effective rate	$ 737,757	35.16

As of December 31, 2004, the Companies had a Federal income tax payable of $9,017 to ONLIC which is included in payable to affiliates.

(3) Related Party Transactions

The Companies have a service contract with its parent whereby the Companies are billed for services, office space, equipment and materials necessary to the operation of the Companies' business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on their own. The expenses incurred pursuant to this contract were $777,677 in 2004. ONESCO has a service contract with Ohio National Equities, Inc. (ONEQ) whereby ONESCO receives $50,000 from ONEQ annually. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ.

ONESCO has a distribution agreement with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2004, the sale of these contracts resulted in income from sale of investment company shares of $9,889,962 and commission expense of $8,950,404. In addition, ONESCO sells shares of investment companies sponsored by unaffiliated parties.

The receivable due from ONLIC related to the service contract and distribution agreement was $53,554 as of December 31, 2004. This receivable is reported net of accounts payable to ONLIC that relate to the above mentioned service contract.

(Continued)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Notes to Consolidated Financial Statements

December 31, 2004

(4)   Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, as those terms are defined in the Rule. At December 31, 2004, ONESCO had a minimum net capital requirement of $58,262, and "aggregate indebtedness" and "net capital" of $873,923 and $3,924,262, respectively.

(5)   Contingencies

The Companies are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Companies' consolidated financial condition or consolidated results of operations.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2004

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	O.N. Insurance Agency of North Carolina	Eliminations	Consolidated
Assets							
Cash	$ 4,678,185	101,920	172,918	13,396	84	—	4,966,503
Accounts receivable from affiliates	66,038	6,446	252	—	—	(14,438)	58,298
Investment in wholly owned subsidiaries, at equity in their net assets	279,967	—	—	—	—	(279,967)	—
Other assets	284,179	1,016	—	—	—	—	285,195
Total assets	$ 5,308,369	109,382	173,170	13,396	84	(294,405)	5,309,996
Liabilities and Stockholder's Equity							
Liabilities:							
Accrued commission expense	$ 559,570	—	—	—	—	—	559,570
Accounts payable – trade	94,545	—	—	—	—	—	94,545
State income taxes payable	174,484	—	—	—	—	—	174,484
Other liabilities	30,921	—	—	—	—	—	30,921
Payable to affiliate	14,403	14,863	662	398	142	(14,438)	16,030
Total liabilities	873,923	14,863	662	398	142	(14,438)	875,550
Stockholder's equity:							
Common stock	336,000	36,250	10,000			(46,250)	336,000
Additional paid-in capital	1,054,000	108,750				(108,750)	1,054,000
Retained earnings (Accumulated deficit)	3,044,446	(50,481)	162,508	12,998	(58)	(124,967)	3,044,446
Total stockholder's equity	4,434,446	94,519	172,508	12,998	(58)	(279,967)	4,434,446
Total liabilities and stockholder's equity	$ 5,308,369	109,382	173,170	13,396	84	(294,405)	5,309,996

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of The Ohio National Life Insurance Company)
Consolidating Schedule – Statement of Operations
Year ended December 31, 2004

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	O.N. Insurance Agency of North Carolina	Eliminations	Consolidated
Revenues:							
Income from sale of investment company shares/ variable contracts	$ 32,223,921	—	1,613,522	190,594	—	(1,748,888)	32,279,149
Income from sale of general securities	1,552,032	—	—	—	—	—	1,552,032
Income from sale of fee-based products	462,785	—	—	—	—	—	462,785
Other income	138,072	34,162	15,452	—	—	—	187,686
Interest income	8,208	—	—	—	—	—	8,208
	34,385,018	34,162	1,628,974	190,594	—	(1,748,888)	34,489,860
Expenses:							
Commissions	28,770,825	—	1,567,824	181,064	—	(1,748,888)	28,770,825
Service contract	727,677	—	—	—	—	—	727,677
Salary expense	1,474,698	—	—	—	—	—	1,474,698
Other	1,376,535	21,230	19,525	785	60	—	1,418,135
	32,349,735	21,230	1,587,349	181,849	60	(1,748,888)	32,391,335
Income (loss) before federal income tax	2,035,283	12,932	41,625	8,745	(60)	—	2,098,525
Federal income tax expense (benefit):							
Current expense (benefit)	715,622	4,526	14,569	3,061	(21)	—	737,757
Deferred expense	—	—	—	—	—	—	—
	715,622	4,526	14,569	3,061	(21)	—	737,757
Net income (loss) before net income of wholly owned subsidiaries	1,319,661	8,406	27,056	5,684	(39)	—	1,360,768
Net income of wholly owned subsidiaries	41,106	—	—	—	—	(41,106)	—
Net income (loss)	$ 1,360,767	8,406	27,056	5,684	(39)	(41,106)	1,360,768

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY
(a wholly owned subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	873,923
Net capital	$	3,924,262
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $873,923)		58,262
Net capital in excess of requirements	$	3,866,000
Ratio of aggregate indebtedness to net capital		0.22
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		3,044,446
Total net worth		4,434,446
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		346,005
Other assets		164,179
		510,184
Net capital before haircuts on securities positions		3,924,262
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	3,924,262

Note: There is no material difference from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2004.

See accompanying independent auditors' report.